EXHIBIT 99.1

Ruanyun Edai Technology Establishes Saudi Regional Headquarters, Accelerating Global Expansion, AI Education Deployment and Transition

Company positions Saudi Arabia as strategic MENA hub and anticipates second-half 2026 revenue increase with expectations of 10% revenue growth year-over-year for FY2026 from $6.6M in FY2025

NANCHANG, China, April 02, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun Edai Technology,” “RYET,” or the “Company”), an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems,, today announced the establishment of its Regional Headquarters (“RHQ”) in the Kingdom of Saudi Arabia, marking a significant milestone in the Company’s global expansion strategy, long-term commitment to the Middle East and North Africa (MENA) region and a significant step in transition toward the previously announced Formind Group, which remains subject to shareholder approval and the completion of applicable corporate and regulatory processes.

(CEO of Ruanyun Edai Technology, Maggie Fu, with HRH Prince Fahad and representatives of Talemia, a wholly owned subsidiary of the Saudi Public Investment Fund, focused on developing next generation educational systems )

The RHQ has been formally registered as Soft Cloud Smart Technology Company, a limited liability entity with active commercial status in Saudi Arabia. The Company believes this development significantly strengthens its operating footprint in one of the world’s fastest-growing education and digital transformation markets and creates a strategic platform for expansion across the broader MENA region.

Ruanyun Edai Technology believes Saudi Arabia is emerging as a highly attractive market for AI-powered education, digital learning infrastructure and next-generation academic technology, supported by strong national modernization initiatives, rising institutional demand and growing demand for international curriculum and language learning solutions. The Company expects its Saudi RHQ to serve as a regional decision-making and operational hub, supporting product localization, partnership development and more effective execution across the Kingdom and the Gulf Cooperation Council (“GCC”).

The announcement also reflects the Company’s broader strategic evolution toward the planned Formind Group identity. Management believes this transition is aligned with the Company’s long-term objective of building a more globally diversified education and technology platform with expanding exposure to international markets, cross-border partnerships and strategic growth opportunities.

As part of this business strategy, the Company has set performance targets of approximately 60% of its revenue being derived from global markets by the end of 2027, while also building a more internationally diversified asset base over time through a combination of organic expansion, strategic investments, mergers and acquisitions and other growth initiatives.

In addition, following its previously reported interim financial results for the six months ended September 30, 2025, the Company anticipates a meaningful portion of expected revenue will be weighted toward the second half of fiscal year 2026 due to delivery milestones and revenue recognition. Based on preliminary internal figures and management’s current expectations, the Company expects unaudited full year 2026 revenue to be approximately 10% higher than full year 2025, which was $6,685,387. If achieved, this would reflect a significant second-half improvement, compared to the first-half reported run rate, and the Company’s full-year performance will be expected to approach its historical operating profile, subject to final closing procedures, year-end adjustments and audit-related review.

Saudi Arabia’s RHQ framework is designed to attract substantive multinational operations, including registered legal presence, local management, regional oversight functions and compliance with applicable regulatory and operational requirements. The Company believes its RHQ structure provides a strong foundation for long-term growth and regional scaling.

With the RHQ now in place, the Company is advancing its rollout strategy in Saudi Arabia and the GCC with a focus on:

•	Chinese language learning programs across education systems;

•	AI-powered learning platforms, including automated assessment and intelligent tutoring tools;

•	deployment of Smart Exam, the Company’s AI-based examination and proctoring solution, designed to enhance academic integrity, monitoring and operational efficiency; and

•	collaboration with local governments, schools, education providers and strategic partners to support next-generation digital education infrastructure.

Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology, commented:

“The establishment of our Saudi RHQ marks a major milestone for the Company and a meaningful step in our transition toward Formind Group as a global strategy. We see Saudi Arabia as a strategic gateway to regional growth and as an important operating base that can localize our solutions, deepen institutional relationships and accelerate the deployment of AI-enabled education technologies.”

“We believe this development supports a much broader transformation for us that is already underway. Our goal is to build a more internationally diversified business, increase the proportion of revenue generated from global markets, and expand through both operating execution and strategic investment activities.”

The Company intends to continue providing updates, where appropriate, regarding its Saudi and broader MENA expansion activities, international growth strategy, strategic investment initiatives and planned transition toward Formind Group.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company is committed to delivering scalable, efficient and intelligent education solutions globally. Subject to shareholder approval and completion of applicable processes, the Company plans to transition to the Formind Group name as part of its broader global strategy. For more information, please visit: ruanyun.net and investors.ruanyun.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the Company’s international expansion strategy, the expected benefits of its Saudi RHQ, the anticipated role of Saudi Arabia as a regional hub, the Company’s planned transition toward the Formind Group identity, the Company’s strategic targets relating to future global revenue mix and international diversification, expected growth through expansion, mergers and acquisitions and other investment activities, and the Company’s preliminary expectations regarding unaudited full-year fiscal 2026 revenue. These forward-looking statements are based on current expectations, estimates, forecasts and assumptions, and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, risks relating to the Company’s ability to execute its international growth strategy, localize and commercialize its products and services in Saudi Arabia and other international markets, obtain and maintain required registrations and approvals, establish and scale operations in new jurisdictions, complete or integrate acquisitions or investments, maintain customer and partner relationships, satisfy revenue recognition criteria, complete year-end closing procedures, and manage liquidity, costs, competition, regulatory developments, macroeconomic conditions and geopolitical factors. There can be no assurance that the Company will achieve its stated strategic targets or preliminary revenue expectations within the anticipated timeframe, or at all. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

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